EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF
RATIOS OF EARNINGS TO FIXED CHARGES

		Quarter Ended September 30,		Nine Months Ended September 30,

		2002	2001	2002	2001

		(Dollars in thousands)
I.	Earnings:
	Net income	$2,753	$2,055	$8,475	$6,109
	Fixed charges excluding preferred stock dividends	—	—	—	—

	Earnings before fixed charges	$2,753	$2,055	$8,475	$6,109

II.	Fixed charges:
	Preferred stock dividends	$2,475	$1,545	$7,188	$4,445

III.	Ratios of earnings to fixed charges	1.11x	1.33x	1.18x	1.37x